Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, we have provided the coverage deficiency amounts for those periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Loss from continuing operations before income taxes	$(59,539)	$(38,560)	$(43,119)	$(15,675)	$(16,839)
Plus: Fixed charges	1,777	686	429	670	1,110
Less: Interest capitalized	55	85	123	624	1,039

Earnings, as adjusted	$(57,817)	$(37,959)	$(42,813)	$(15,629)	$(16,768)

Fixed charges	1,777	686	429	670	1,110

Total fixed charges	$1,777	$686	$429	$670	$1,110

Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	(56,040)	(37,273)	(42,384)	(14,959)	(15,658)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(56,040)	$(37,273)	$(42,384)	$(14,959)	$(15,658)